May 1, 2006

JPMorgan Trust II

522 Fifth Avenue

New York, NY 10036

Dear Sirs:

Security Capital Research & Management Incorporated, JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Fund listed on Schedule A for the time periods so indicated. The JPMorgan Service Providers will waive fees or reimburse to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include dividend expenses on securities sold short, interest, taxes, extraordinary expenses and expenses related to the JPMorgan Funds’ deferred compensation plan.

The JPMorgan Service Providers understand and intend that the Fund will rely on this agreement in preparing and filings their registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

Security Capital Research & Management Incorporated /s/ George C.W. Gatch	JPMorgan Funds Management, Inc. JPMorgan Distribution Services, Inc. /s/ Nancy E. Fields
By: George C.W. Gatch	By: Nancy E. Fields

Accepted by: J. P. Morgan Trust II /s/ Robert L. Young
By: Robert L. Young

SCHEDULE A

Fund Name	Class	Expense Cap	Expense Cap Period End
JPMorgan U.S. Real Estate Fund	Class A	1.18%	April 30, 2007
	Class C	1.68%	April 30, 2007
	Select	0.93%	April 30, 2007